SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Anthony Castano Ener1 Group, Inc. 1540 Broadway, Suite 40D New York, New York 10036 (212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203

1.	Names of reporting person: Boris Zingarevich
2.	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	Source of funds (see instructions):
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 105,861,995(1)(2)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 105,861,995(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 105,861,995(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 54.5%(3)
14.	Type of Reporting Person: IN

CUSIP No. 29267A203

1.	Names of reporting person: Ener1 Group, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	Source of funds (see instructions):
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 90,850,223(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 90,850,223(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,850,223(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 48.0%(3)
14.	Type of Reporting Person: CO

CUSIP No. 29267A203

1.	Names of reporting person: Bzinfin S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	Source of funds (see instructions):
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 105,861,995(2)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 105,861,995(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 105,861,995(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 54.5%(3)
14.	Type of Reporting Person: CO

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 7 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, as amended by Amendment No. 4 to Schedule 13D dated August 3, 2010 filed by the Reporting Persons, as amended by Amendment No. 5 to Schedule 13D dated October 1, 2010 filed by the Reporting Persons and as amended by Amendment No. 6 to Schedule 13D dated February 8, 2011 filed by the Reporting Persons (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 7.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) and (b)  and amended as to paragraph (c) to add the following information:

(a)           (1)           BZ
Number of shares:  105,861,995(1)(2)
Percentage of shares:  54.5%(3)

(2)           Ener1 Group
Number of shares:  90,850,223(1)
Percentage of shares:  48.0%(3)

(3)           Bzinfin
Number of shares:  105,861,995(2)
Percentage of shares:  54.5%(3)

(b)           (1)           BZ
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote: 105,861,995 (1)(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition: 105,861,995 (1)(2)

(2)           Ener1 Group
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  90,850,223 (1)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  90,850,223 (1)

(3)           Bzinfin
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote: 105,861,995 (1)(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition: 105,861,995 (1)(2)

The Reporting Persons’ beneficial ownership in paragraphs (a) and (b) of this Item 5 is hereby amended to reflect the following since filing Amendment No. 6 to the Statement on February 22, 2011: (x) the expiration of derivative securities previously held by Ener1 Group and Bzinfin that were exercisable into 5,446,678 shares of Common Stock and (y) the increase in the number of outstanding shares of Common Stock.

(c)
Other than as reported in Item 6 hereof, none of the Reporting Persons has engaged in any transactions in the shares of Common Stock during the past 60 days from the date hereof. The transactions reported in Item 6 hereof pertain to derivative securities of the Company, none of which currently affect the Reporting Persons’ beneficial ownership disclosed herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended to add the following information:

On June 29, 2011, Bzinfin and the Company entered into a Line of Credit Agreement (the “LOC Agreement”), whereby Bzinfin established a line of credit for the Company in the aggregate principal amount of $15,000,000. Pursuant to the LOC Agreement, the Company may request an advance at any time until the thirtieth (30th) business day prior to the Maturity Date (as defined below). Bzinfin may refuse to make an advance for any reason. All funds advanced will bear interest from the date of the drawdown at a rate of 9% per year (or, upon an event of default, the lesser of 12% per year or the highest rate permitted by applicable law).

The LOC Agreement provides that a loan in the principal amount of $2,241,410 previously advanced by Bzinfin to the Company pursuant to the parties’ Loan Agreement dated June 6, 2011 (the “Loan Agreement”) is deemed to be the first advance under the LOC Agreement.  The Loan Agreement and related promissory note are superseded by the LOC Agreement and are of no further force and effect.  Reference is made to the Company’s Current Report on Form 8-K dated June 6, 2011, as filed with the Securities and Exchange Commission on June 10, 2011, for more information regarding the Loan Agreement.

Under the LOC Agreement, the Company is obligated to repay Bzinfin the entire outstanding aggregate principal amount of advances and all accrued and unpaid interest thereon on the three (3) month anniversary of the second advance made under the LOC Agreement (the “Maturity Date”).  Bzinfin may, in its sole and absolute discretion, extend the Maturity Date. The Company may prepay indebtedness under the LOC Agreement at any time without penalty, provided that the Company has provided at least five (5) business days’ advance written notice to Bzinfin.

The LOC Agreement further provides that, while any amounts under the line of credit are outstanding, (1) the Company is required to provide Bzinfin with written notice of an event of default, (2) the Company may not incur any bank or similar debt financing without Bzinfin’s prior written consent, and (3) the Company is required to inform Bzinfin of any event which may have a material adverse effect on the Company’s business and assets or its ability to comply with the LOC Agreement.

Under the LOC Agreement, Bzinfin is entitled at any time to convert all or any portion of the unpaid aggregate principal amount of the advances and unpaid accrued interest thereon into shares of Common Stock (subject to any applicable regulatory approvals). The number of shares of Common Stock that Bzinfin is entitled to receive upon a conversion will be determined by dividing the unpaid principal and accrued interest being converted by the greatest of (i) $1.12, (ii) the closing price of the Common stock on the trading day immediately prior to the conversion date, or (iii) the Book Value (as defined in the LOC Agreement) of the Common Stock on the trading day immediately prior to the conversion date (such number of shares and conversion price subject to adjustment for stock splits, stock dividends and similar events affecting the Common Stock).

As consideration for providing the line of credit under the LOC Agreement, the Company has issued to Bzinfin a 4-year warrant to purchase up to 2,678,571 shares of Common Stock at an exercise price of $1.40 per share (such number of shares and exercise price subject to adjustment for stock splits, stock dividends and similar events as more particularly set forth in the warrant) (the “Class E Warrant”).  The Class E Warrant is neither transferable nor exercisable until its issuance and the issuance of the Borrower Common Stock issuable upon exercise thereof have been approved by a majority-in-interest of the Company’s shareholders, whereupon the Class E Warrant shall become transferable and exercisable for an ensuing period of four years (subject to any applicable regulatory approvals).

As further consideration for providing the line of credit under the LOC Agreement, on the twenty-ninth (29th) business day prior to the Maturity Date, the Company shall issue to Bzinfin a 4-year warrant to purchase a number of shares of Common Stock equal to (a) 40% of the aggregate dollar amount of advances made under the LOC Agreement divided by (b) the greater of (i) $1.12 or (ii) the closing price of the Common Stock on the thirtieth (30th) business day prior to the Maturity Date at an exercise price equal to 125% of the greater of (i) $1.12 or (ii) the closing price of the Common stock on the thirtieth (30th) business day prior to the Maturity Date (such number of shares and exercise price subject to adjustment for stock splits, stock dividends and similar events as more particularly set forth in the warrant) (the “Class F Warrant”).  The Class F Warrant is neither transferable nor exercisable until its issuance and the issuance of the Borrower Common Stock issuable upon exercise thereof have been approved by a majority-in-interest of the Company’s shareholders, whereupon the Class F Warrant shall become transferable and exercisable for an ensuing period of four years (subject to any applicable regulatory approvals).

The foregoing description of the LOC Agreement, the Class E Warrant and the Class F Warrant does not purport to be complete and is qualified in its entirety by the full text of the LOC Agreement, the form of Line of Credit Promissory Note, the form of Class E Warrant and the form of  Class F Warrant, copies of which are listed and incorporated by reference as Exhibits 99.56, 99.57, 99.58 and 99.59, respectively, hereto, and are incorporated herein by reference.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended to add the following information:

Exhibit 99.56
Line of Credit Agreement dated June 29, 2011 by and between Ener1, Inc. and Bzinfin, S.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated June 29, 2011 and filed with the Securities and Exchange Commission on June 30, 2011)

Exhibit 99.57
Form of Line of Credit Promissory Note (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated June 29, 2011 and filed with the Securities and Exchange Commission on June 30, 2011)

Exhibit 99.58
Form of Class E Warrant (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K dated June 29, 2011 and filed with the Securities and Exchange Commission on June 30, 2011)

Exhibit 99.59
Form of Class F Warrant (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K dated June 29, 2011 and filed with the Securities and Exchange Commission on June 30, 2011)

__________________________
Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 70,654,430 shares of Common Stock and (ii) 20,195,793 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 10,053,209 shares of Common Stock and (ii) 4,958,563 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 90,850,223 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 71,178,366 of such 90,850,223 shares of Common Stock, as the 71,178,366   shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 71,178,366 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 169,092,179 outstanding shares of Common Stock as of July 5, 2011.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

By:	/s/ Boris Zingarevich	July 6, 2011
	Boris Zingarevich	Date

ENER1 GROUP, INC.

By:	/s/ Anthony Castano	July 6, 2011
	Anthony Castano	Date
Chief Financial Officer

BZINFIN S.A.

By:	/s/ Patrick T. Bittel	July 6, 2011
	Patrick T. Bittel	Date
Attorney-in-Fact